SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: April 26, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 06-015 dated April 26, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium finalizes $70-million sale of East Dubuque Nitrogen Facility to Rentech	06-015
Date:  April 26, 2006

Contact:
Agrium Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$ UNLESS
OTHERWISE STATED

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) and Rentech, Inc. announced today that Rentech has completed the purchase of Royster-Clark Nitrogen, Inc. from Royster-Clark, Inc., a wholly-owned subsidiary of Agrium for approximately $70-million. The sale includes the East Dubuque nitrogen facility and associated working capital. The sale price was $50-million in cash plus approximately $20-million for the net working capital acquired at closing.
The East Dubuque nitrogen facility is an 830-ton ammonia per day natural gas-fed nitrogen fertilizer plant located in East Dubuque, Illinois. Rentech intends to convert the facility’s feedstock from natural gas to coal. Agrium has been appointed the exclusive distributor of the anhydrous ammonia, UAN solutions, nitric acid and granular urea manufactured at the facility for agricultural and industrial use in the U.S., as part of a related 10-year distribution agreement.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release contain forward-looking statements. These statements involve known and unknown risks and uncertainties, including those discussed in this press release, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our assumptions as to marketing product purchased from the plant pursuant to a long-term distribution and sale agreement are based upon a number of factors, including the ability of Rentech to implement its goals for the commercialization of the plant as contemplated. Material factors that might cause the transactions to proceed or not to proceed as contemplated include technological challenges in commercializing the applicable technologies, the availability of feedstock and other industry factors which may affect Agrium’s or Rentech’s businesses generally.
These risks and uncertainties are in addition to other risks and factors which may impact Agrium’s and Rentech’s businesses generally as disclosed more fully in each of their recent management’s discussion and analysis. Consequently, all of the forward-looking statements made in or incorporated by reference in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.
We undertake no obligation to update or revise these forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.